UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                            Atlantic BancGroup, Inc.


                                  Common Stock



                    M. Michael Witherspoon, President and CEO
                            Atlantic BancGroup, Inc.
                              1315 S. Third Street
                        Jacksonville Beach, Florida 32250
                                 (904) 247-9494


                                   May 5, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1 has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities describes in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. __________________                   Page _______ of __________ Pages



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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gordon K. Watson                                        S.S.N. #: ###-##-####
1315 S. Third Street
Jacksonville Beach, Florida  32250

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
     N/A                                                          (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PERSONAL FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d)     OR 2(E)
     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A. Citizen
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NUMBER OF                7    SOLE VOTING POWER
                              27,000
SHARES

BENEFICIALLY            8.   SHARE VOTING POWER
                              N/A
OWNED BY

EACH                    9.   SOLE DISPOSITIVE POWER
                             27,000
REPORTING

PERSON                 10.    SHARED DISPOSITVE POWER
                              N/A

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)( EXCLUDES CERTAIN SHARES*
     N/A

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.6

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14   TYPE OF REPORTING PERSON*
     IN

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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1.   Security and Issuer

     This statement relates to the common stock of Atlantic BancGroup, Inc. The following is a list of the officers and directors of Atlantic BancGroup who will serve until the company's first annual shareholders meeting in the year 2000.

          M. Michael Witherspoon        Acting Chairman of the Board
          3343 Lighthouse Pointe Lane   and President/CEO
          Jacksonville, FL 32250

          David L. Young                Senior Vice President / Chief Financial
          1365 Pinewood Road            Officer and Corporate Secretary
          Jacksonville, FL  32250

          Barry W. Chandler             Director
          1022 Seawood Drive
          Neptune Beach, FL 32266

          Dr. Frank J. Cervone          Director
          91 Nina Lane
          Ponte Vedra Beach, FL  32082

          Jimmy D. Dubberly             Director
          111 Oakridge Drive
          Glennville, GA

          Donald F. Glisson, Jr.        Director
          2195 Osprey Point Drive, West
          Jacksonville, FL 32224

          Robin E. Scheiderman          Director
          3419 Lands End Drive
          St. Augustine, FL  32095      Director

          Gordon K. Watson              Director
          1262 Fish Hook Way
          Pointe Vedra Beach, FL  32082

          Conrad L. Williams            Director
          314 12th street
          Atlantic Beach, FL  32233

          Dennis M. Wolfson             Director
          9548 Waterford Road
          Jacksonville, FL

ITEM 2.

          (a)  Gordon K. Watson.

          (b)  1262 Fish Hook Way
               Ponte Vedra Beach, Florida 32082

          (c)  Attorney, Watson & Osborne, P.A.

          (d)  No criminal convictions during the last five years.

          (e) Not a party to a civil proceeding regarding federal or state securities laws during the last five years.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Personal Funds.

ITEM 4.  Purpose of Transaction

     At this time, Mr. Watson does not have any plans or proposals which would relate to or would result in:

          (a) the acquisition by any person of addition securities, or the disposition of securities of the company.

          (b)  extraordinary   corporate   transaction,   such   as  a   merger,
               reorganization or liquidation, involving the company or any of its subsidiaries.

          (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          (d) has no plans for any changes in the present board of directors or management, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board.

          (e) any plans to make material changes in the present capitalization or dividend policy of the Company.

          (f) any other material changes in the Company's business or corporate structure.

          (g) plans to change the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

          (h) any class of securities of the issuer causing the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          (j) Mr. Watson does not know of any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer

     On the Effective Date of the Reorganization, Mr. Watson will hold 27,000 shares of Atlantic BancGroup, Inc. common stock and 27,000 unexercised warrants.


ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

     N/A.

ITEM 7.  Material to Be Filed as Exhibits

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 19, 1999                                       /s/ Gordon K. Watson
------------                                       --------------------
Date                                               Signature

                                                   Gordon K. Watson
                                                   ----------------
                                                   Name